UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 24, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

PROPOSED RESIGNATION OF DIRECTORS
AND
PROPOSED APPOINTMENT OF DIRECTORS
AND
APPOINTMENT OF VICE PRESIDENT

The Board announces the following changes will take effect from the day when the new independent non-executive directors of the Company have been appointed:

(1)	Mr. Hu Honggao (胡鴻高) will resign as an independent non-executive director of the Company; and

(2)	Mr. Zhou Ruijin (周瑞金) will resign as an independent non-executive director of the Company.

The Board further announces the following changes, subject to the approval of the respective resolution at the next general meeting of the Company:

(1)	Mr. Wu Xiaogen (吳曉根) will be appointed as an independent non-executive director of the Company; and

(2)	Mr. Ji Weidong (季衛東) will be appointed as an independent non-executive director of the Company.

PROPOSED RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The board of directors (the ‘‘Board’’) of China Eastern Airlines Corporation Limited (the ‘‘Company’’) hereby announces that, Mr. Hu Honggao (胡鴻高) (‘‘Mr. Hu’’) will resign as an independent non- executive director of the Company due to other business engagements which require more of his dedication and Mr. Zhou Ruijin (周瑞金) (‘‘Mr. Zhou’’) will resign as an independent non-executive director of the Company due to old age. Their resignation will take effect from the day when the new independent non-executive directors of the Company have been appointed.

Mr. Hu confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Zhou confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Hu and Mr. Zhou for their loyalty and diligence during their tenure of offices.

PROPOSED APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board further announces that, Mr. Wu Xiaogen (吳曉根) (‘‘Mr. Wu’’) and Mr. Ji Weidong (季衛 東) (‘‘Mr. Ji’’) will be appointed as independent non-executive directors of the Company, subject to the approval of the respective resolution at the next general meeting of the Company.

The biographical details of Mr. Wu and Mr. Ji are as follows:

Mr. Wu, aged 43, is the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) and holds the title of researcher. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際 信託投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財 經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) since November 2004. Mr. Wu served as an independent director of Beijing AriTime Intelligent Control Co., Ltd. (北京金自天正智能控制股份有限公司) from 28 January 2003 to 28 January 2009, which is also a company listed on the Shanghai Stock Exchange. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經大學) in 1997 and obtained a doctoral degree in Economics.

Mr. Ji, aged 52, is currently the dean and the professor of Koguan Law School of Shanghai Jiaotong University (上海交通大學), and an honorary professor of Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University.

As far as the Board is aware and save as disclosed in the above, none of Mr. Wu or Mr. Ji has held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor does any of them have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, none of Mr. Wu or Mr. Ji has, or deemed to has, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, there is no service contract between the Company and each of Mr. Wu and Mr. Ji in respect of the aforesaid appointment. The remuneration of Mr. Wu and Mr. Ji is determined at the general meeting of the Company according to their responsibilities with the Company and prevailing market conditions.

The terms of services of Mr. Wu and Mr. Ji will be the same as the current session of the Board.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Wu and Mr. Ji which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that need to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF VICE-PRESIDENT OF THE COMPANY

The Board is pleased to announce that Mr. Zhao Jinyu (趙晉豫) (‘‘Mr. Zhao’’) has been appointed as the vice president of the Company with immediate effect. He will serve for a term which would be the same as the current session of the Board.

The biographical details of Mr. Zhao are as follows:

Mr. Zhao is currently the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. He joined the civil aviation industry in 1978. From November 1995 to March 1998, he was a deputy director and director of the Flying Safety and Technology Department of China General Aviation Corporation. From March 1998 to May 1999, he was the General Manager of the Flying Aviation Department of the Shanxi Branch of the Company. From May 1999 to January 2000, he was the Vice President of the Shanxi Branch of the Company. From January 2000 to January 2004, he was the General Manager of the Hebei Branch of the Company. From January 2004 to May 2008, he was the General Manager and Deputy Party Secretary of the Anhui Branch of the Company. From May 2008 to July 2008, he was the Managing Vice President and Deputy Party Secretary of the Yunnan Branch of the Company. Since July 2008, he has been the General Manager and Deputy Party Secretary of the Yunnan Branch of the Company. Mr. Zhao graduated from the Civil Aviation Flight University of China for professional flying and holds the title of Second Class Pilot (二級飛行員職稱).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Liu Sandy Ke-Yaw	(Independent non-executive Director)

Shanghai, the People’s Republic of China
23 December 2009